Exhibit 99.2

PRESS RELEASE

TotalEnergies Develops Pangea 5, a Next-Generation
Supercomputer That Will Increase its Computing Power Sixfold

Paris, May 6, 2026 – TotalEnergies, in collaboration with Dell Technologies and NVIDIA, announces the signing of a contract for the design and installation of Pangea 5, its next high-performance supercomputer. Hosted at the Jean Féger Scientific and Technical Center (CSTJF) in Pau, in the South of France, Pangea 5 will multiply the Company’s computing power by six. It represents an investment of over 100 million euros.

A significant increase in computing power to support TotalEnergies’ projects

With this increase in processing speed, Pangea 5 will:

•	expand the deployment of advanced seismic engineering to enhance the accuracy of subsurface imaging and accelerate exploration to support the Company’s strategy for low-cost and low-emission hydrocarbon production;
•	support R&D uses of AI and meet growing digital needs to optimize computing times and deepen the understanding of complex phenomena like integrated power models.

Controlled Energy Consumption and CO2 Emissions

Pangea 5 will rely on specialized processors, capable of massively parallel computations, offering greater energy efficiency than previous versions. At equal performance, Pangea 5’s energy consumption will be reduced by approximately 40%, and its associated cooling system’s consumption will be cut by a factor of five. The residual heat generated by the supercomputer will be recovered and used to help heat the buildings of the CSTJF, which host more than 2.500 people.

Pangea 5 will be first commissioned in 2027.

“Artificial intelligence and digital technology are strategic drivers of our energy transition. By increasing our computing power sixfold, we are strengthening our leadership in high-performance computing ensuring that our experts teams continue to have the means to push the envelope to support the development of our activities and meet the growing global demand for energy,” said Namita Shah, President, OneTech at TotalEnergies.

"TotalEnergies is pushing the boundaries of high-performance computing, and we're delighted to be part of that journey. Pangea 5 will give TotalEnergies the computing power to accelerate discovery, increase efficiency and drive the energy transition forward - that's exactly the kind of outcome our collaboration is built for," said Adrian McDonald, President, Dell Technologies EMEA

“NVIDIA Compute, network and software platforms will provide Pangea 5 with exceptional parallel computing power, accelerating scientific workloads and opening new opportunities in artificial intelligence. With this choice of NVIDIA GPUs, CPUs and InfiniBand TotalEnergies is adopting an architecture capable of meeting the most demanding industrial and energy challenges, both today and in the years to come,” said John Josephakis, Vice President HPC & AI at NVIDIA.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).